Exhibit 21.1

SUBSIDIAIRES OF TIANHE UNION HOLDINGS LIMITED (“TUAA”)

Name	Place of Incorporation	Ownership/Control
Global Technology Co., Ltd. (“BVI2”)	The British Virgin Islands	100% Equity Interests Wholly Owned by TUAA
Huatian Global Limited (“HK1”)	Hong Kong, Special Administrative Region of the People's Republic of China	100% Equity Interests Wholly Owned by BVI2
Tianhe Group (HK) Limited (“HK2”)	Hong Kong, Special Administrative Region of the People's Republic of China	100% Equity Interests Wholly Owned by HK1
Jierun Consulting Management (Shenzhen) Co., Ltd.(“WFOE”)	The People's Republic of China	100% Equity Interests Wholly Owned by HK2
Anhui Avi- Trip Technology Co. Ltd.	The People's Republic of China	Variable Interest Entity controlled by WFOE